Exhibit 1.01

WestRock Company

Conflict Minerals Report

For the Reporting Period from January 1, 2015 to December 31, 2015

On July 1, 2015, pursuant to a business combination agreement, Rock-Tenn Company and MeadWestvaco Corporation completed a strategic combination of their respective businesses. Pursuant to the agreement, Rock-Tenn and MeadWestvaco became wholly owned subsidiaries of WestRock Company (referred to herein as the “Company”, “we”, “us” or “our”).

1.	OVERVIEW

This conflict minerals report (this “Report”) for the period from January 1, 2015 to December 31, 2015 (the “reporting period”) is presented as an exhibit to the Specialized Disclosure Report on Form SD to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (together, the “Rule”). As used herein, and consistent with the Rule, “conflict minerals” include columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten (“3TG”), without regard to the location of origin of the conflict minerals, and “covered countries” refers to the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company is a global leading provider of packaging solutions and manufacturer of containerboard and paperboard. At September 30, 2015, the Company had approximately 260 operating facilities and 41,400 employees. The vast majority of products manufactured by the Company comprise paper fiber and plastic packaging containing no metals. Recycled and virgin fibers and plastic resin are the primary raw materials for these products. The Company manufactures a relatively small number of products containing metals, of which only a few contain conflict minerals.

2. REASONABLE COUNTRY OF ORIGIN INQUIRY

We used a data-driven and risk-based approach to (a) identify products manufactured by us or contracted to be manufactured by us during the reporting period that contain or may contain conflict minerals and (b) determine if those conflict minerals have or may have originated from the covered countries.

In order to identify what metals, if any, are contained in our products, we assembled a cross-functional team to review relevant data resources, such as declaration/certification surveys, procurement data and supply contracts, bills of materials and safety data sheets. Additionally, we sent an online survey to the general managers or their designees of those of our manufacturing locations where we did not already have information related to their use of 3TG in order to identify products manufactured at those locations or contracted to be manufactured that potentially contain 3TG and, as applicable, the suppliers of those metals or components. Based on the results of these reviews and surveys, we engaged the direct suppliers of these raw materials or components (the “identified suppliers”) using the Conflict Minerals Reporting Template (the “CMRT”) developed by the EICC/GeSI Conflict Free Sourcing Initiative (“CFSI”). We reviewed, assessed and categorized the CMRT responses to address whether the raw material or components in question contained or may contain 3TG and, if so, whether any of the smelters in the supply chain of the identified supplier source the 3TG from the covered countries. Suppliers (i) identified as presenting the highest risk of 3TG in their raw materials or components, (ii) sourcing from the covered countries and/or (iii) lacking complete smelter information were assigned the highest priority in connection with administering follow-up questions.

Based on the responses, we know or have reason to believe some of the products manufactured by us or contracted by us for manufacture during the reporting period contained necessary 3TG that originated or may have originated in the covered countries and know or have reason to believe those necessary 3TG metals are not or may not be from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of the necessary 3TG. The products manufactured by us or contracted to be manufactured by us in the reporting period that we know or have reason to believe contain necessary 3TG sourced from a covered country are components of (i) machinery used for packaging food and beverage products in containers, (ii) motorized spray pumps, (iii) adherence packaging products for use in administering pharmaceuticals and (iv) merchandizing displays.

3. DUE DILIGENCE

Design

Our due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for tin, tantalum, and tungsten and gold (the “OECD Framework”).

Due Diligence Performed

The following due diligence measures were performed in accordance with the OECD Framework.

Step 1. Establish Strong Company Management Systems.

•	Conflict Minerals Policy. We have adopted a Conflict Minerals Policy that is accessible at www.westrock.com.

•	Supplier Agreements and Purchase Orders. 3TG provisions are included in our standard form supply agreement templates.

•	Internal Team. We have established a cross-functional team to support supply chain due diligence related to 3TG. The team is comprised of individuals from, among others, the legal, procurement, enterprise logistics and product stewardship departments. The Company’s Chief Procurement Officer and Chief Sustainability Officer co-sponsor the team.

•	Participation in Trade Associations. We participate, along with other major manufacturers in our industry, in a trade association that monitors and advises on issues relating to 3TG.

•	Record Retention. We maintain and safeguard 3TG related records for a minimum of five years.

•	Supplier Engagement. We promote supplier awareness of 3TG issues through our use of 3TG provisions in our standard form supply agreement templates.

•	Grievance Mechanism. We maintain mechanisms for employees and suppliers to report possible improper or unethical issues. Suppliers may report concerns using our Responsible Sourcing webpage. Employees may report concerns through business resources, the legal department or our ethics hotline.

Step 2. Identify and Assess Risks in Our Supply Chain.

We reviewed all the identified suppliers’ responses, including those not using the CMRT, against the risk-based criteria developed by our team and then grouped the responses into categories indicating the level of potential risk and/or need for follow-up. In some cases, follow-up communications were delivered by the business unit contact in order to leverage the business relationship to encourage a response. We delivered at least one additional follow-up communication if information was missing after the first follow-up communication.

We also compared all smelter information provided by the identified suppliers against the list of facilities on the CFSI website to determine if each smelter was identified as a certified conflict-free source under the Conflict Free Smelter Program.

For suppliers assigned the highest priority level, we sent a letter to the supplier requesting more specific information about the 3TG supplied to us, including identification of the smelter or smelters used to produce the 3TG. In many cases, suppliers were unable to identify the smelter used to produce the 3TG supplied to us. Where smelter information was provided, suppliers indicated they used a considerably higher number of certified versus non-certified smelters, and in no case did a supplier indicate that it exclusively used non-certified smelters.

Step 3. Design and Implement a Strategy to Respond to Identified Risks.

We have considered risk management actions, including various means of exercising leverage over suppliers that either fail to provide requested information or continue to use non-certified smelters. In accordance with past practices, direct contact with these suppliers is used to determine measurable risk mitigation efforts.

We also periodically provided updates on our due diligence efforts to the team co-sponsors and the Company’s senior management.

Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

We utilize the audits of 3TG smelters and refiners under the Conflict-Free Smelter Program.

Step 5. Report Annually on Supply Chain Due diligence

This Report has been filed with the U.S. Securities and Exchange Commission. It is also available at www.westrock.com.

4. RESULTS OF OUR REVIEW

The responses we received from the identified suppliers did not provide sufficient detail to identify which specific smelter or smelters processed 3TG contained in our raw materials. Therefore, we are unable to disclose specific smelters that were used to produce the 3TG in our products. Likewise, we have insufficient data to enable us to identify the country of origin of all of the 3TG in our products.

The raw materials that we purchase are multiple manufacturing steps downstream of smelters. We neither directly contract with smelters that process minerals to produce 3TG metals nor source any 3TG metals directly. Our ability to determine the origin and chain of custody of conflict minerals, and whether they directly or indirectly finance or benefit armed groups in any covered country is limited. Our supply chain for 3TG is complex, and we have little or no ability to influence indirect suppliers who may possibly have some information on mines or locations of origin of our necessary 3TG. We have determined the most effective way to obtain this information is from our direct suppliers.

The due diligence measures we have undertaken may provide only reasonable, but not certain, assurance regarding the source of the necessary 3TG in our products. These measures depend on, among other things, the data supplied by our direct suppliers and the data those suppliers gather from within their supply chains to identify the original sources of the necessary 3TG.

5. STEPS TAKEN AND BEING TAKEN TO MITIGATE RISK

The due diligence process discussed above is an ongoing process. As we continue to conduct due diligence on our products, we will continue to refine and improve our procedures. We expect these improvements will include (i) additional internal training on relevant policies and procedures, (ii) further engagement with our suppliers to improve the content of survey responses and CMRT declarations and (iii) establishing methods to encourage “high risk” suppliers to demonstrate that their products originate from conflict-free certified smelters.

6. FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk” section, reflect our expectation with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Forward-looking statements include, among other things, statements related to our plans and objectives for future operations and improvements we plan to make to our processes, including with respect to (i) additional internal training on relevant policies and procedures, (ii) further engagement with our suppliers to improve the content of survey responses and CMRT declarations and (iii) establishing methods to encourage “high risk” suppliers to demonstrate that their products originate from conflict-free certified smelters. Those statements are subject to a variety of uncertainties, unknown risks and other factors concerning our operations and business environment, which are difficult to predict and may be beyond our control. Factors that could adversely affect our future performance include: (1) those described under the heading “Risk Factors” in Item 1A of our annual report on Form 10-K for the year ended September 30, 2015, (2) the outcome of the current legal challenge to the Rule, (3) the responsible sourcing of 3TG in our supply chain by our direct and indirect suppliers and (4) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of 3TG contained in our supply chain.